Exhibit 99.1

January 5, 2005

Christopher U. Missling, Ph.D.
125 Beacon Street
Boston, MA 02116

Dear Christopher:

The purpose of this letter agreement (the “Agreement”) is to confirm the terms regarding your separation of employment with ImmunoGen, Inc. (the “Company”).  As more fully set forth below, the Company desires to provide you with severance pay and benefits in exchange for certain agreements by you.

1.             Separation of Employment.  You acknowledge that your employment with the Company terminated effective January 5, 2005 (the “Separation Date”).  You acknowledge that from and after the Separation Date, you shall not have any authority and shall not represent yourself as an employee or agent of the Company.

2.             Severance Pay.  In exchange for the mutual covenants set forth in this letter, as soon as practicable following the Company’s receipt of a signed original counterpart to this Agreement (the “Effective Date”), the Company agrees to provide you with the following severance pay and benefits (the “Severance Pay and Benefits”):

(i)            Severance pay in an amount equal to 12 weeks of your gross weekly base salary of $ 4,615.36, less all applicable federal, state, local and other employment-related deductions.  Such payments shall be made in approximately equal installments on the Company’s regularly scheduled paydays beginning on the first such payday which is at least one (1) day after the Effective Date of this Agreement; and

(ii)           The Company will also, should you properly elect coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985 (COBRA), pay your COBRA premiums for a period of 12 weeks commencing on the Effective Date of this Agreement.  For purposes of obtaining coverage, the COBRA qualifying event shall be deemed to have occurred on the Separation Date.  Please note that your right to elect COBRA coverage is not contingent on your acceptance of this Agreement.  If you do not accept this Agreement, however, you will be solely responsible for all COBRA premiums.  Additionally, should you elect to convert your life insurance to an individual policy, subject to the provisions of the policy, the Company will pay any associated premium(s) for a period of 12 weeks commencing on the Effective Date of this Agreement; and

(iii)      Immediate vesting of 5,770 Incentive Stock Options that in the normal course of employment would have vested during the first 12 weeks of your employment at the Company, which options shall be exercisable at a price of $5.15 per share as provided in the Company’s Restated Stock Option Plan, as amended.  You will have 90 days from your termination date to exercise the above Incentive Stock Options.  The remaining Incentive Stock Options and Non-Qualified Options that have been granted to you will be terminated in its entirety.  You shall have no rights whatsoever to any additional stock options under any Company stock option plan, of whatever name or kind.

You acknowledge and agree that the Severance Pay and Benefits provided in this Agreement are not otherwise due or owing to you under any Company employment agreement (oral or written) or Company policy or practice, and that the Severance Pay and Benefits to be provided to you are not intended to, and shall not constitute, a severance plan, and shall confer no benefit on anyone other than the parties hereto.  You further acknowledge that except for the specific financial consideration set forth in this Agreement, you are not and shall not in the future be entitled to any other compensation including, without limitation, other wages, commissions, bonuses, vacation pay, holiday pay or any other form of compensation or benefit.

3.             Covenants by You.  You expressly acknowledge and agree to the following:

(i)            that you have returned to the Company all Company documents (and any copies thereof, whether in paper, electronic or other form) and property, and that you shall abide by any and all common law and/or statutory obligations relating to protection and non-disclosure of the Company’s trade secrets and/or confidential and proprietary documents and information; and

(ii)           that all information relating in any way to the negotiation of this Agreement, including the terms and amount of financial consideration provided for in this Agreement, shall be held confidential by you and shall not be publicized or disclosed to any person (other than an immediate family member, legal counsel or financial advisor, provided that any such individual to whom disclosure is made agrees to be bound by these confidentiality obligations), business entity or government agency (except as mandated by state or federal law); and

(iii)          that you shall abide by the provisions of the Proprietary Information and Inventions Agreement previously signed by you, dated October 25, 2004, and that you shall abide by all common law and/or statutory obligations relating to protection and non-disclosure of the Company’s trade secrets and confidential and proprietary information; and

(iv)          that the breach of any of the foregoing covenants by you shall constitute a material breach of this Agreement and shall relieve the Company of any further obligations hereunder and, in addition to any other legal or equitable remedy available to the Company, shall entitle the Company to recover any Severance Pay and Benefits already paid to you pursuant to Section 2 of this letter.

4.             Unemployment Benefits.  The Company will not contest any claim made by you or on your behalf with the Massachusetts Division of Employment and Training or like agency regarding unemployment benefits, provided, however, that the Company shall not be required to falsify information.

5.             Non-Disparagement.  You expressly acknowledge and agree that you will not make any statements that are professionally or personally disparaging about, or adverse to, the interests of the Company (including its officers, directors and employees) including, but not limited to, any statements that disparage any person, product, service, finances, financial condition, capability or any other aspect of the business of the Company, and that you will not engage in any conduct which is intended to harm professionally or personally the reputation of the Company (including its officers, directors and employees).  The Company expressly agrees that the Company’s Officers, Directors and Human Resources personnel, unless required by law or legal process, to enforce the terms of this Agreement, or to defend against or assert rights against you or others with respect to claims asserted by any person or entity not a party to this Agreement and except for disclosures to your attorneys, will not make any statements that are professionally or personally disparaging about, or adverse to, your interests, nor will they engage in any conduct that is intended to or has the result of inflicting harm upon your professional or personal reputation.

6.             References. If any employer or prospective employer makes an inquiry or seeks a reference with respect to you, all such requests directed to management of the Company will be referred to Linda Buono who will inform the employer or prospective employer that it is the Company’s policy to provide only dates of employment and position held for former employees, and who will provide only such information in regard to you.

7.             Release of Claims.  You hereby agree and acknowledge that by signing this letter and accepting the Severance Pay and Benefits to be provided to you, and other good and valuable consideration provided for in this Agreement, you are waiving and releasing your right to assert any form of legal claim against the Company(1) whatsoever for any alleged action, inaction or circumstance existing or arising from the beginning of time through the Separation Date.  Your waiver and release herein is intended to bar any form of legal claim, charge, complaint or any other form of action (jointly referred to as “Claims”) against the Company seeking any form of relief including, without limitation, equitable relief (whether declaratory, injunctive or

(1) For the purposes of this section, the parties agree that the term “Company” shall include ImmunoGen, Inc., its divisions, affiliates, parents and subsidiaries, and its respective officers, directors, employees, agents and assigns.

otherwise), the recovery of any damages or any other form of monetary recovery whatsoever (including, without limitation, back pay, front pay, compensatory damages, emotional distress damages, punitive damages, attorneys fees and any other costs) against the Company, for any alleged action, inaction or circumstance existing or arising through the Separation Date.

Without limiting the foregoing general waiver and release, you specifically waive and release the Company from any Claim arising from or related to your employment relationship with the Company or the termination thereof, including, without limitation:

(i)                                     Claims under any state or federal discrimination, fair employment practices or other employment related statute, regulation or executive order (as they may have been amended through the Separation Date) prohibiting discrimination or harassment based upon any protected status including, without limitation, race, national origin, age, gender, marital status, disability, veteran status or sexual orientation.  Without limitation, specifically included in this paragraph are any Claims arising under the federal Age Discrimination in Employment Act, the Older Workers Benefit Protection Act, the Civil Rights Acts of 1866 and 1871, Title VII of the Civil Rights Act of 1964, the Civil Rights Act of 1991, the Equal Pay Act, the Americans With Disabilities Act and any similar Massachusetts or other state statute.

(ii)                                  Claims under any other state or federal employment related statute, regulation or executive order (as they may have been amended through the Separation Date) relating to wages, hours or any other terms and conditions of employment.  Without limitation, specifically included in this paragraph are any Claims arising under the Fair Labor Standards Act, the Family and Medical Leave Act of 1993, the National Labor Relations Act, the Employee Retirement Income Security Act of 1974, the Consolidated Omnibus Budget Reconciliation Act of 1985 (COBRA) and any similar Massachusetts, New York or other state statute.

(iii)                               Claims under any state or federal common law theory including, without limitation, wrongful discharge, breach of express or implied contract, promissory estoppel, unjust enrichment, breach of a covenant of good faith and fair dealing, violation of public policy, defamation, interference with contractual relations, intentional or negligent infliction of emotional distress, invasion of privacy, misrepresentation, deceit, fraud or negligence.

(iv)                              Any other Claim arising under local, state or federal law.

Notwithstanding the foregoing, this section does not release the Company from any obligation expressly set forth in this Agreement.  You acknowledge and agree that, but for providing this waiver and release, you would not be receiving the Severance Pay being provided to you under the terms of this Agreement.

8.             Entire Agreement/Choice of Law/Enforceability.  You acknowledge and agree that, with the exception of your Proprietary Information and Inventions Agreement referenced in Section 3 and your agreement to adhere to the Company’s Insider Trading policy both of which shall survive indefinitely the execution of this Agreement, this Agreement supersedes any and all prior and contemporaneous oral and/or written agreements between you and the Company, and sets forth the entire agreement between you and the Company.  No variations or modifications hereof shall be deemed valid unless reduced to writing and signed by the parties hereto.  This Agreement shall be deemed to have been made in the Commonwealth of Massachusetts, shall take effect as a document under seal in Massachusetts, and shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts, without giving effect to conflict of law principles.  You agree that any action, demand, claim or counterclaim relating to the terms and provisions of this Agreement, or to its breach, shall be commenced in Massachusetts in a court of competent jurisdiction, and you further acknowledge that venue for such actions shall lie exclusively in Massachusetts and that material witnesses and documents would be located in Massachusetts.  The provisions of this letter are severable, and if for any reason any part hereof shall be found to be unenforceable, the remaining provisions shall be enforced in full.

9.             Notice.  All notices under this Agreement shall be in writing and be delivered by hand, sent via reputable nationwide overnight courier service, transmitted via facsimile with original copy via U.S. mail or mailed by first class certified or registered mail, return receipt requested, postage prepaid:

(i)                                     If to Christopher U. Missling, Ph.D., 125 Beacon Street, Boston, MA  02116;

(ii)                                  If to the Company, ImmunoGen, Inc, Attention Mitchel Sayare, 128 Sidney Street, Cambridge, MA 02139.

Notices under this Agreement shall be deemed delivered upon personal delivery, one day after being sent via a reputable nationwide overnight courier service or two days after deposit in the mail and on the next business day following transmittal via facsimile.

By executing this Agreement, you are acknowledging that you have been afforded sufficient time to understand the terms and effects of this letter, that your agreements and obligations hereunder are made voluntarily, knowingly and without duress, and that neither the Company nor its agents or representatives have made any representations inconsistent with the provisions of this letter.  If the foregoing correctly sets forth our understanding, please sign, date and return the enclosed copy of this letter to Mitchel Sayare at Immunogen, Inc. within seven (7) calendar days.

Very truly yours,

IMMUNOGEN, INC.

		By:	/s/ Mitchell Sayare, Ph.D.

		Title:	Chairman of the Board and Chief Executive Officer

		Dated:	January 5, 2005

Confirmed and Agreed:

/s/ Christopher U. Missling, Ph.D.
Christopher U. Missling, Ph.D.

Dated:	January 5, 2005